UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              Kestrel Energy, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   492545 10 8
                                 (CUSIP Number)

                                S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                              CUSIP No. 492545 10 8

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Person

      Elstree Nominees Pty Ltd

2)    Check the Appropriate Box if a Member of a Group*

      (a) [ ]
      (b) [ ]

3)    SEC USE ONLY


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4)    Source of Funds

      OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      Australia

Number of Shares        7)  Sole Voting Power        842,000
Beneficially Owned      8)  Shared Voting Power            0
By Each Reporting       9)  Sole Dispositive Power   842,000
Person With            10)  Shared Dispositive
                                   Power                   0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      842,000

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)   Percent of Class Represented by Amount in Row (11)

      8.9%

14)   Type of Reporting Person

      CO

                                  SCHEDULE 13D
                            ELSTREE NOMINEES PTY LTD


Item 1      Security and Issuer

            No Par Value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2      Identity and Background

            (a)   Name:             Elstree Nominees Pty Ltd

            (b)   Business          8 Elstree Avenue
                  Address:          Meora 6050
                                    WESTERN AUSTRALIA


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            (c)   Principal
                  Business and
                  Place of
                  Organization:     A privately held financial services company
                                    incorporated in Australia

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

        DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

            (a)   Name:             Denis Ivan Rakich, Company Director

            (b)   Business
                  Address:          36th Floor, Exchange Plaza
                                    2 The Esplanade
                                    Perth 6000
                                    WESTERN AUSTRALIA

            (c)   Principal
                  Occupation,
                  Name of Business,
                  Principal Business
                  and Address:      Company Secretary and Sole Owner of
                                    Elstree Nominees Pty Ltd.
                                    Same Address as Above

            (d)   Criminal
                  Proceedings:      None

            (e)   Civil
                  Proceedings:      None

            (f)   Citizenship:      Australian


Item 3.     Source and Amount of Funds or Other Consideration

            Effective March 28, 2002, in a private placement by the Issuer, the Reporting Person acquired 515,000 units consisting of 515,000 Shares and a warrant to purchase up to an additional 515,000 Shares (the "Warrant") in exchange for existing debt of the Company of $360,500, including accrued interest(the "Debt"), owed to the Reporting Person. The Warrant is not exercisable if and to the extent that the


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            Reporting Person would, by such exercise or otherwise, be the beneficial owner of more than 8.99% of the Shares. The Debt was assigned to the Reporting Person by Victoria Petroleum N.L. ("VP") in exchange for an obligation to pay VP the sum of $350,000 together with interest at the rate of 7.5% per annum from October 31, 2001 until paid in full.

Item 4.     Purpose of Transaction

            The Shares were acquired for investment purposes.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a)   842,000 Shares of Common Stock (8.9%) beneficially owned.

            (b) Number of Shares as to which there is sole power to vote - 842,000; shared power to direct the vote - 0; sole power to direct the disposition - 842,000; shared power to direct the disposition - 0.

            (c)   See Item 3.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            See Item 3.

Item 7.     Material to be filed as Exhibits

            Deed of Assignment between Victoria Petroleum N.L. and Elstree Nominees Pty Ltd dated March 26, 2002.


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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ELSTREE NOMINEES PTY LTD

Date: 19 September 2002                   By:/s/Denis Ivan Rakich
                                             Denis Ivan Rakich,
                                             Company Secretary


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                                    EXHIBIT A





                              DATED 26, MARCH, 2002



                              VICTORIA PETROLEUM NL
                                (ACN 008 942 827)



                                       AND



                            ELSTREE NOMINEES PTY LTD
                                (ACN 079 927 067)



                               DEED OF ASSIGNMENT











FEARIS SALTER POWER SHERVINGTON
SOLICITORS
52 ORD STREET
WEST PERTH WA 6005
TELEPHONE:  (08) 9481 8700
FACSIMILE:  (08) 9481 8701
REFERENCE:  NCF/47789/990403


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                                TABLE OF CONTENTS

                                                                           PAGE

1.    INTERPRETATION.........................................................1

2.    ASSIGNMENT.............................................................2

3.    SETTLEMENT.............................................................2

4.    THE ASSIGNOR'S WARRANTIES..............................................2

5.    COSTS..................................................................2

6.    NOTICES................................................................3

7.    GENERAL................................................................3


                                      -i-


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THIS DEED is made on 26 March, 2002.

BETWEEN:

(1)   VICTORIA PETROLEUM NL (ACN 008 942 827) (the ASSIGNOR); and

(2)   ELSTREE NOMINEES PTY LTD (ACN 079 927 067) (the ASSIGNEE).

RECITALS:

(A)   The Debtor is indebted to the Assignor in respect of the Debt.

(B)   Repayment of the Debt is secured by the Charge.

(C) The Assignor has agreed to assign to the Assignee, and the Assignee has agreed to accept an assignment from the Assignor of, the Debt and the benefit of the Loan Agreement and the Charge, on the terms and conditions set out in this Deed.

NOW THIS DEED WITNESSES:

1.    INTERPRETATION

      In this Deed, including the recitals, unless the context otherwise requires:

      BUSINESS DAY means a day on which trading banks are open for business in Western Australia;

      CHARGE means the charge described in the Schedule;

      DEBT means the sum of US$350,000 owing by the Debtor to the Assignor, together with all accrued but unpaid interest on that sum (at the rate applicable under the Loan Agreement);

      DEBTOR means Kestrel Energy, Inc. of 999 18th Street, Suite 2490, Denver, Colorado 80202, United States of America;

      LOAN AGREEMENT means the agreement between the Debtor and the Assignor dated 31 October 2001 pursuant to which the Debt is owned by the Debtor to the Assignor;

      PARTIES means the parties to this Deed;

      SETTLEMENT means the completion of the assignment effected by this Deed;

      every covenant or agreement expressed or implied in which two or more persons covenant or agree shall bind those persons and every two or more of them jointly and each of them severally;

      a reference to a recital, clause of schedule is a reference to a recital or clause of, or schedule to, this Deed; and


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      references to a plural shall include the singular and vice versa.

2.    ASSIGNMENT

2.1 In consideration of the payment by the Assignee to the Assignor of the sum referred to in clause 3.3, the Assignor hereby assigns absolutely and with effect from the Settlement all of the Assignor's right, title and interest to and in the Debt, the Loan Agreement and the Charge.

2.2 The Assignor shall give notice of the assignment effected by clause 2.1 to the Debtor as soon as practicable after the execution of this Deed.

3.    SETTLEMENT

3.1 Settlement shall take place 5 Business Days after the execution of this Deed.

3.2 At Settlement, the Assignor must deliver to the Assignee all original documents in the Assignor's possession relating to or evidencing the Debt (including, but not limited to, the Loan Agreement and the Charge).

3.3 The Assignee must, not later than 9 months after Settlement, pay to the Assignor the sum of US$350,000 together with interest on that sum at the rate of 7.5% per annum calculated on a daily basis from 31 October 2001 to the date of actual payment.

4.    THE ASSIGNOR'S WARRANTIES

      The Assignor warrants and represents to the Assignee (with the intention that such warranties and representations shall survive Settlement) that, as at the date of this Deed and as at Settlement:

      (a) this Deed constitutes a legal, valid and binding obligation of the Assignor fully enforceable in accordance with its terms by appropriate legal remedy;

      (b) the amount of the Debt represents the actual amount of principal, interest and other moneys reflected in the Assignor's records as being owed by the Debtor to the Assignor;

      (c) the Debt is owing by the Debtor to the Assignor in full and is not subject to any equities, rights of set-off or counterclaims by the Debtor or any lien, pledge, mortgage, charge, encumbrance or other third party interest of any nature; and

      (d) the Loan Agreement and the Charge are valid and binding on, and enforceable against, the Debtor in accordance with their terms and will not be abrogated, prejudiced or affected in any way by the assignment effected by this Deed.

5.    COSTS

      Each Party must bear its own costs in connection with the preparation, execution, completion and carrying into effect of this Deed.


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6.    NOTICES

6.1   METHOD OF GIVING NOTICES

      A notice required or permitted to be given by one Party to the other Party under this Deed must be in writing and is treated as being duly given if it is:

      (a)   left at the other Party's address;

      (b)   sent by pre-paid mail to the other Party's address; or

      (c)   transmitted by facsimile to the other Party's address.

6.2   TIME OF RECEIPT

      A notice given to a Party in accordance with clause 6.1 is treated as having been duly given and received:

      (a) when delivered (in the case of a notice left at the Party's address);

      (b) on the third Business Day after posting (in the case of a notice sent by pre-paid mail); and

      (c) on the Business Day of transmission (in the case of a notice given by facsimile and sent to the facsimile receiver number of that Party and no intimation having been received that the notice had not been received).

6.3   ADDRESS OF PARTIES

      For the purposes of this clause, the address of the Party is the address set out below or another address of which that Party may from time to time give notice to the other Party:

      THE ASSIGNEE:                     36th Floor, Exchange Plaza
                                        2 The Esplanade
                                        Perth WA 6000
                                        Fax No. (08) 9220 9801

      THE ASSIGNOR:                     36th Floor, Exchange Plaza
                                        2 The Esplanade
                                        Perth WA 6000
                                        Fax No. (08) 9220 9801
7.    GENERAL

7.1   WAIVER

      The failure, delay, relaxation or indulgence on the part of either Party in exercising any power or right conferred upon that Party by this Deed does not operate as a waiver of that


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      power or right, nor does any single exercise of any power or right preclude any other or further exercise of it or the exercise of any other power or right under this Deed.

7.2   SEVERANCE

      If any provision of this Deed is invalid or unenforceable in accordance with its terms, other provisions which are self-sustaining and capable of separate enforcement with regard to the invalid provision are and continue to be valid and enforceable in accordance with their terms.

7.3   NO MERGER

      No provision of this Deed merges on or by virtue of Settlement.

7.4   FURTHER ASSURANCE

      Each Party must do, sign, execute and deliver, and must procure that each of its officers, employees and agents does, signs, executes and delivers, all deeds, documents, instruments and acts reasonably as requried of it or them by notice from the other Party to give full effect to this Deed and the rights and obligations of the Parties under it, both before and after Settlement.

7.5   GOVERNING LAW AND JURISDICTION

      This Deed is governed by, and is to be construed in accordance with, the law of Western Australia and the Parties submit to the non-exclusive jurisdiction of the Courts of Western Australia and of any Court hearing appeals from those Courts.

                                    SCHEDULE

                                   THE CHARGE

Assignment by way of security of all of the Debtor's right, title and interest to and in the Greens Canyon pipeline situate and lying in Townships 19 and 20, Range 106W, State of Wyoming, including all pipe, structures, machinery and equipment used or usable in the conduct of natural gas through the Greens Canyon pipeline, but excepting and reserving the right in perpetuity of the maker to transport gas from the Greens Canyon area through the pipeline at the usual and customary charges.

EXECUTED by the parties as a deed.

THE COMMON SEAL OF VICTORIA
PETROLEUM NL, ACN 008 942 827, the
fixing of which was witnessed by:


/s/J.T. KOPCHEFF                          /s/D.I. RAKICH
-------------------------------------     --------------------------------------
Signature of director                     Signature of director/secretary


J.T. KOPCHEFF                             D.I. RAKICH
-------------------------------------     --------------------------------------
Name of Director                          Name of director/secretary





THE COMMON SEAL OF ELSTREE
NOMINEES PTY LTD, ACN 079 927 067
the fixing of which was witnessed by:



/s/D.I. RAKICH
-------------------------------------     --------------------------------------
Signature of director                     Signature of director/secretary



D.I. RAKICH
-------------------------------------     --------------------------------------
Name of Director                          Name of director/secretary


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